

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 11, 2009

Mr. Daniel R. Van Ness
President
Musician's Exchange
1140 Lilac Charm Avenue
Las Vegas, Nevada 89183

> **Re:** **Musician's Exchange**
> **Item 4.01 Form 8-K**
> **Filed May 15, 2008**
> **File No. 333-149446**

Dear Mr. Van Ness:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant